     As filed with the Securities and Exchange Commission on July 19, 1999

                                                Registration No. 333-76771

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT

                        UNDER THE SECURITIES ACT OF 1933

                                 --------------
                                RAILAMERICA, INC.
             (Exact Name of Registrant as Specified in its Charter)

              DELAWARE                                          4011                                          65-0328006
   (State or Other Jurisdiction of                  (Primary Standard Industrial                           (I.R.S. Employer
   Incorporation or Organization)                    Classification Code Number)                          Identification No.)



                         5300 BROKEN SOUND BLVD., N.W.
                                   2ND FLOOR
                            BOCA RATON, FLORIDA 33487
                                 (561) 994-6015
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)


                                 GARY O. MARINO
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                RAILAMERICA, INC.
                         5300 BROKEN SOUND BLVD., N.W.
                                   2ND FLOOR
                            BOCA RATON, FLORIDA 33487
                                 (561) 994-6015
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code of Agent for Service)



                  Please send copies of all communications to:

                               FERN S. WATTS, ESQ.
                             GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     From time to time after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


==================================================================================================================================
                                                                                PROPOSED         PROPOSED
                                                                                MAXIMUM           MAXIMUM
                                                             AMOUNT TO BE   AGGREGATE PRICE      AGGREGATE           AMOUNT OF
                TITLE OF SHARES TO BE REGISTERED             REGISTERED       PER SHARE(3)    OFFERING PRICE(3)  REGISTRATION FEE(1)
---------------------------------------------------------- ---------------- ----------------- ---------------- -------------------
Common Stock, $.001 par value..........................       4,343,394(2)      $9.7813         $42,484,040         $8,497
==================================================================================================================================

(1) An aggregate of $8,329 of such fee was paid upon the initial filing of this registration statement and Amendment No. 1 hereto on April 22, 1999 and May 28, 1999, respectively.
(2) Includes (i) 1,415,036 shares of common stock, (ii) 1,407,249 shares of common stock issuable upon conversion of the Registrant's outstanding shares of Series A Convertible Redeemable Preferred Stock, (iii) 1,244,486 shares of common stock issuable upon the exercise of outstanding warrants, (iv) 268,566 shares of common stock issuable upon the conversion of an outstanding convertible note and 8,057 shares of common stock that may be issued pursuant to the conversion of interest payments of 6% per annum under the convertible note and (v) in the case of clauses (ii) through (iv), such indeterminate number of shares as may be issuable pursuant to the anti-dilution provisions contained therein.
(3) Estimated solely for the purposes of calculating the registration fee on the basis of the average of the bid and ask prices of the Company's common stock on July 16, 1999, as reported by the Nasdaq National Market.


      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

PROSPECTUS

                                RAILAMERICA, INC.


                        4,343,394 SHARES OF COMMON STOCK

         The selling shareholders are offering 4,343,394 shares of our common stock under this prospectus. Some of the selling shareholders may obtain their shares of common stock upon conversion of shares of our Series A Convertible Redeemable Preferred Stock purchased by them in our private placement completed in January 1999, or upon the exercise of warrants issued to them in our private placement completed in March 1999. Other selling shareholders may obtain their shares of common stock upon conversion of the principal amount and interest on a convertible note or the exercise of warrants issued to them in connection with other financing arrangements. Additionally, some of these shares of common stock may be obtained upon exercise of warrants issued to our placement agent in our January and March 1999 private placements.

         Our common stock trades on the Nasdaq National Market under the symbol "RAIL." On July 16, 1999, the closing sale price of one share of common stock on the Nasdaq National Market was $9.8125.


         The selling shareholders may offer the shares through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. They may make sales directly to purchasers or through agents, dealers or underwriters.

                            -------------------------



         YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 6 IN THIS PROSPECTUS.



                            -------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -------------------------












                 The date of this Prospectus is July 19, 1999.

                                   THE COMPANY




         THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION AND DOES NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND THE DOCUMENTS WE HAVE REFERRED YOU TO IN "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 19 FOR INFORMATION ABOUT OUR COMPANY AND OUR FINANCIAL STATEMENTS.




         We are a leading operator of freight railroads in North America, Australia and the Republic of Chile. We have grown rapidly through acquisitions since December 31, 1994, at which time we operated only 300 miles of track. We currently operate over 5,600 miles of rail lines, with approximately 1,200 miles in North America, approximately 3,000 in Australia and over 1,400 miles in Chile. Although our core business is the acquisition and operation of short line and regional railroads, we are also a leading manufacturer of specialized truck trailers through our wholly-owned subsidiary, Kalyn/Siebert, Inc. Our revenues and net income increased to approximately $77.1 million and $4.4 million, respectively, in the year ended December 31, 1998 from approximately $47.4 million and $1.9 million, respectively, in the year ended December 31, 1997 and approximately $25.7 million and $504,000, respectively, in the year ended December 31, 1996. Our revenues and net income for the quarter ended March 31, 1999 were $20.6 million and $1.2 million, respectively, as compared to $14.4 million and $0.6 million, respectively, in the same quarter for the previous year.


         We plan to continue to acquire short line railroads in North America from Class I railroads and from other short line railroad operators, as well as to examine opportunities to acquire regional railroads in North America. We also continue to evaluate opportunities to acquire regional railroads in foreign markets that are being privatized by foreign governments. Since industry deregulation in 1980, major North American railroads have streamlined their operations by systematically divesting themselves of branch lines to short line rail operators that have advantageous cost structures mainly due to greater labor flexibility associated with non-unionized work forces. The divestiture activity has accelerated in recent years as a result of the consolidation among Class I railroads, which has led to the disposition of redundant and light-density routes. Similarly, an increasing number of foreign governments are seeking to encourage private investment in infrastructure and stimulate economic activity by privatizing their national rail systems through sale or by concession to qualified operators.

         We believe that we are well-positioned to take advantage of the opportunities emerging in the international rail industry. We have developed a disciplined acquisition evaluation program identifying rail properties that can be acquired on attractive terms and that can be improved by the implementation of our operating practices. These practices focus on raising customer service levels, increasing rail traffic and reducing expenses. As a result, we have achieved operating ratios that are significantly lower and internal traffic growth rates that are significantly higher than those prevailing in the industry. We believe that we have become a desirable partner for Class I railroads as a result of our ability to pursue and consummate acquisitions swiftly and increase traffic on lines that interchange with those of the seller.

RECENT EVENTS


ACQUISITION OF RAILINK LTD.

         In May 1999, pursuant to an agreement with RaiLink Ltd., through our wholly-owned subsidiary, RL Acquisition Corp., we commenced an all cash bid for all of the common shares of RaiLink, at a price of Cdn. $8.75 per share. RaiLink is a publicly traded regional railway company based in Edmonton, Alberta and provides freight transportation services to the national railways of Canada and to a wide variety of shippers. RaiLink and its 26.3% owned affiliate, Quebec Railway Corporation, currently operate 11 regional railways covering approximately 2,400 miles of track in Alberta, the Northwest Territories, Ontario, Quebec and New Brunswick. RaiLink's common shares trade under the symbol RLK on The Toronto Stock Exchange. RaiLink has approximately 8.36 million common shares outstanding on a fully diluted basis, giving the transaction a potential equity value of approximately Cdn. $73.2 million (approximately U.S.$ 50 million at June 30, 1999).




         The takeover bid offer expired on July 16, 1999 and all of the conditions of the offer for the purchase of the outstanding common shares of RaiLink were fulfilled, complied with or waived. We intend to take up and pay for the shares of RaiLink deposited under the offer on or before July 26, 1999. As more than 90% of the outstanding shares have been deposited and not withdrawn under the offer, we intend to acquire the remainder of the shares pursuant to the compulsory acquisition provisions of applicable Canadian law.

         In connection with the agreement, RaiLink has agreed not to initiate or seek a competing transaction to our offer. RaiLink has also agreed to pay a "break fee" equal to a minimum of Cdn. $2.86 million (approximately U.S.$2 million at June 30, 1999) in certain specified circumstances, including if any other person acquires shares of RaiLink carrying more than 50% of the outstanding voting rights.


ACQUISITION OF AUSTRALIAN V/LINE FREIGHT CORPORATION


         In April 1999, through our wholly owned Australian subsidiary, Freight Victoria Limited, we completed the acquisition of the assets comprising the railroad freight business of V/Line Freight Corporation, a corporation established by the Government of the State of Victoria, Australia. V/Line Freight was established in March 1997 as part of Victoria's public transportation privatization process and assumed many of the activities formerly carried out by the V/Line Freight business unit of the Public Transportation Corporation of the Government of Victoria.



         Under the Sale of Assets Agreement dated February 22, 1999 between Freight Victoria, V/Line Freight and us, Freight Victoria acquired all of the locomotives, wagons, motor vehicles, equipment, stock, spare parts inventory and accounts receivable, certain business, brand and trade names and trade marks, and the outstanding business contracts of V/Line Freight for a purchase price of AUD$73.4 million in cash (approximately U.S.$49 million at June 30, 1999). In connection with this acquisition, Freight Victoria also entered into other agreements, including a primary infrastructure lease with the Director of Public Transport of Australia and various facilities leases, access agreements, maintenance and service agreements and other miscellaneous agreements. Pursuant to the infrastructure lease, Freight Victoria received a 45-year lease of the non-electrified intrastate Victorian railway tracks and infrastructure. Pursuant to certain other agreements, Freight Victoria is responsible for, among other things, track and rolling stock maintenance, train control, access to the railway infrastructure by other rail operators and safety and signaling. Freight Victoria prepaid in cash the net present value of the rental payments for the infrastructure lease totaling AUD$89.7 million (approximately U.S.$60 million at June 30, 1999). Freight Victoria commenced operations of the rail-based freight business on May 1, 1999.


         To facilitate this acquisition, Barclays Bank PLC provided Freight Victoria with a U.S. $100.0 million bridge loan under a senior secured loan facility. Upon the execution of this loan facility, we issued to Barclays Bank warrants to acquire 750,000 shares of our common stock at an exercise price per share of $9.75. These shares are included in the shares being offered under this prospectus. We also used approximately U.S.$19.0 million in proceeds from two private offerings of our equity securities to fund a portion of the purchase price for this acquisition.


ACQUISITION OF THE TOLEDO, PEORIA & WESTERN RAILWAY COMPANY

         In June 1999, through our wholly owned subsidiary, Florida Rail Lines, Inc., we entered into a contract to acquire the outstanding stock of the Toledo, Peoria & Western Railway Company for approximately $24.0 million, subject to adjustment based on TPW's net worth at closing. The assets of TPW, a regional rail-based freight company, include 369 miles of rail lines which run from Fort Madison, Iowa across north central Illinois to Logansport, Indiana. Other assets include 22 locomotives, rail maintenance equipment, vehicles and two intermodal facilities. The railroad's primary commodity base is grain and grain products. Other commodities include chemicals, coal, fertilizer, food products and steel, as well as intermodal traffic. In 1998, TPW had revenues of approximately $13.4 million and moved over 59,000 carloads of freight and intermodal units.


PRIVATE PLACEMENT OF SERIES A CONVERTIBLE REDEEMABLE
PREFERRED STOCK.



         In January 1999, we completed a private placement of an aggregate of 464,400 shares of our Series A Preferred Stock at $25.00 per share. We received net proceeds of $10.8 million from the sale of Series A Preferred Stock after deduction of commissions and fees. The Series A Preferred Stock is convertible at the option of the stockholder into shares of our common stock, at a conversion price of $8.25 per share. The shares of our common stock issuable upon conversion of the Series A Preferred Stock comprise a portion of the shares of common stock being offered by the selling shareholders under this prospectus.

PRIVATE PLACEMENT OF COMMON STOCK AND WARRANTS.


         In March 1999, we completed a private placement of an aggregate of 1.4 million shares of our common stock at $8.8125 per share, and 212,255 warrants to purchase an equivalent number of shares of common stock at a price of $10.125 per share within one year of the closing. We received net proceeds of approximately $12.0 million from the sale of common stock and warrants after deduction of commissions and fees. We used the proceeds primarily to help fund our equity investment in Freight Victoria, the entity that acquired the assets of Australia's V/Line Freight Corporation. The shares of common stock issued in this private placement, as well as the shares of common stock issuable upon exercise of the warrants issued in this private placement, comprise a portion of the shares of common stock being offered by the selling shareholders under this prospectus.


PRIOR CANADIAN RAIL ACQUISITION

         In January 1999, through a newly-formed subsidiary, Esquilmalt and Nanaimo Railway Company (E&N), we acquired and/or leased a 181-mile rail line in British Columbia, Canada. E&N provides freight and passenger rail service between Victoria and Courtenay, and freight service between Port Alberni and Nanaimo, on British Columbia's Vancouver Island.

KALYN

         Our trailer manufacturing operations are conducted through our wholly-owned subsidiary, Kalyn. We purchased Kalyn in August 1994 for $7.3 million. Kalyn manufactures specialty and custom truck trailers for U.S. governmental and commercial customers. Kalyn's profitability margins exceed those of commodity or stock trailers because its trailers are designed or modified to meet customer specifications. Inventory levels are relatively low because trailers are manufactured only after receipt of confirmed purchase orders.

         In January 1998, Kalyn acquired all of the outstanding stock of Canadian trailer manufacturer Fabrex, Inc., and its affiliate Services Remorques Plus, Inc., which are collectively referred to in this prospectus as "Fabrex". Fabrex, a manufacturer of lightweight aluminum specialty bulk-handling truck trailers used in the solid waste, agricultural and construction industries, was founded in 1985. Fabrex's operations have been combined into Kalyn/Siebert Canada, Inc., a wholly-owned subsidiary of Kalyn. Kalyn/Seibert Canada employs approximately 120 people in its 150,000 square foot manufacturing facility located in Trois Revieres, Quebec.

FERRONOR


         In February 1997, through our wholly-owned subsidiary RailAmerica de Chile S.A., we acquired a 55% interest in Empresa de Transporte Ferroviario, S.A., or Ferronor, a 1,400 mile regional rail line serving northern Chile, for approximately $7 million. The railroad serves important mining interests in northern Chile and annually hauls more than approximately 70,000 carloads, or more than 6,000,000 tons, of iron ore, copper concentrate, copper anodes, nitrates, limestone, cement and chemicals. Ferronor provides access to Pacific coast ports for the northern Chile mining interests and international traffic from Argentina and Bolivia. Ferronor has also entered into a new 20-year take-or-pay agreement with CMH, a large Chilean mining company. The contract outlines the terms for the transport of approximately 5.2 million tons of iron pellets annually. The contract guarantees a minimum of 4.0 million tons per year at an initial rate of $1.45/ton and has escalators based on general inflation rates and the cost of fuel. Revenues for Ferronor for the ten-month period from acquisition to December 31, 1997 were $8.1 million, and for the year ended December 31, 1998, were $15.9 million and for the three months ended March 31, 1999 were approximately $4.2 million.


PRIOR AUSTRALIAN ACQUISITION

         In August 1997, a consortium in which we have a minority participation of approximately 11% was awarded the passenger rail concession for three interstate passenger rail lines by the Australian National Railway Commission for a payment of approximately $12.0 million. The acquired rail lines extend over 4,000 miles and during the year ended December 31, 1998, carried approximately 200,000 passengers and generated approximately $29 million in revenue. We believe that our participation in the consortium was instrumental in our successful bid for the acquisition of V/Line Freight which has allowed us to position ourselves to participate in further rail freight privatizations expected to take place in Australia over the next several years.

OUR GROWTH STRATEGY

         Our objective is to become a premium operator of short line and regional railroads through the implementation of the following growth strategy:

         - NORTH AMERICAN ACQUISITIONS. We plan to continue to acquire short line and regional railroads that become available as a result of the rationalizations and divestitures in North America, especially in geographic regions where we can "cluster" a number of acquired rail lines to achieve economies of scale.

         - INTERNATIONAL ACQUISITIONS. We plan to acquire additional foreign regional railroads that become available as a result of governmental privatization. International rail acquisitions often offer us better growth opportunities due to historical operating inefficiencies typical of government entities.

         - EXPANSION OF MANUFACTURING OPERATIONS. We plan to acquire additional specialized truck trailer manufacturing companies as they become available.

         - FOCUSED SALES AND MARKETING. We continue to increase traffic from existing, former and new customers in each of our markets through the aggressive marketing of our enhanced customer service, re-negotiation of rates where prudent and implementation of other incentive arrangements for shippers. Once we reestablish frequent service for a newly acquired railroad, we market our newly restored service to existing customers as well as to customers who may have dropped service when the former owner had operational control.

         - OPERATING EFFICIENCY. We improve our operating efficiency through rationalized staffing, incentivized local management and staff, centralized purchasing and corporate services, efficient equipment utilization and outsourced maintenance.

         We acquire rail properties by purchase of assets, lease or operating contract. Typically, we bid against other short line and regional operators for available properties. The structure of each transaction is determined by the seller based upon economic and strategic considerations. In addition to the financial terms of the transaction, we believe sellers generally consider more subjective criteria such as a prospective acquirer's operating experience, our reputation among shippers, and our ability to close a transaction and commence operations smoothly. We believe we have established an excellent record in each of these areas. In addition, by growing revenues on our acquired lines and providing improved service to shippers, we are able to provide increased revenue to the Class I carriers that connect with its lines. We see this ability to provide increased revenue to Class I carriers as an advantage in bidding for properties.


         Our principal executive offices are located at 5300 Broken Sound Boulevard, N.W., 2nd Floor, Boca Raton, Florida 33487 and our telephone number is (561) 994-6015.

                                  RISK FACTORS

         IN ADDITION TO THE INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED IN THIS PROSPECTUS BY REFERENCE, YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS.

         WE ARE SUBJECT TO THE RISKS OF DOING BUSINESS IN FOREIGN COUNTRIES.

         We have railroad operations in Australia, Chile and Canada. The risks of doing business in foreign countries include:

         -        adverse changes in the economy of such countries;

         -        adverse effects of currency exchange controls;

         - restrictions on the withdrawal of foreign investment and earnings;

         - government policies against ownership of businesses by non-nationals;

         - potential adverse changes in the diplomatic relations of foreign countries with the United States;

         -        expropriations of property;

         -        hostility from local populations;

         -        the potential instability of foreign governments; and

         - the risk of insurrections that could result in losses against which we are not insured.

         Our operations in foreign countries are also subject to economic uncertainties, including among others, risk of renegotiation or modification of existing agreements or arrangements with governmental authorities, exportation and transportation tariff, foreign exchange restrictions and changes in taxation structure.

         OUR GROWTH STRATEGY PARTIALLY DEPENDS ON ACQUISITIONS. IF WE ARE UNABLE TO ACQUIRE BUSINESSES ON FAVORABLE TERMS OR SUCCESSFULLY INTEGRATE AND MANAGE THE BUSINESSES ACQUIRED, OUR BUSINESS AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED.

         We have experienced significant growth in revenues, primarily through the completion of acquisitions. We plan to continue to evaluate opportunities to acquire additional regional railroads in North American and international markets. We also plan to continue to acquire short line railroads in North America from Class I railroads and from other short line railroad operators. Acquisitions result in greater administrative burdens and in additional operating costs and, if financed with debt, additional interest costs. Acquisitions also involve a number of other risks, including the following:

         - diversion of management's attention to the assimilation of operations and personnel of the acquired companies;

         - the difficulty of integrating acquired companies into our management information and financial reporting systems;

         - possible adverse short-term effects on our operating results and an adverse impact on earnings from the amortization of acquired intangible assets; and

         - if financed with equity, potential per share dilution to existing stockholders.

         There can be no assurance that we will be able to find, finance and complete further suitable acquisitions on terms acceptable to us, that we will be able to integrate effectively any acquisitions made, that the businesses acquired can be operated profitably, or that we can assimilate the operations of such businesses into our own operations.



         WE HAVE SUBSTANTIAL DEBT AND DEBT SERVICE REQUIREMENTS WHICH COULD HAVE IMPORTANT CONSEQUENCES ON OUR BUSINESS.



         We have substantial debt and debt service requirements. As of March 31, 1999, our total debt was $85 million. In addition, we incurred $100.0 million of debt to Barclays Bank to finance the acquisition of V/Line Freight in April 1999. Our substantial debt could have important consequences including:


         - our ability to borrow additional amounts for acquisitions, working capital, capital expenditures and other purposes will be limited or such financing may not be available on terms favorable to us or at all;


         - a substantial portion of our cash flows from operations will be used to pay our interest expense, pay our preferred stock dividends and repay our debt, which will reduce the funds that would otherwise be available to us for our operations and future business opportunities; and

         - our substantial degree of leverage may limit our flexibility to adjust to changing market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions or our business.

         WE AND OUR SUBSIDIARIES MAY INCUR ADDITIONAL INDEBTEDNESS IN THE
         FUTURE.


         We expect to incur significant levels of additional debt in connection with recent and future acquisitions, including the acquisitions of RaiLink and TPW. Additionally, we and our subsidiaries could incur substantial additional indebtedness in the future for other reasons. This could further exacerbate the risks described above. If new debt is added to our and our subsidiaries current debt levels, the related risks that we and they now face could intensify.


         OUR ABILITY TO REPAY OR REFINANCE OUR CURRENT DEBT DEPENDS ON OUR ABILITY TO SUCCESSFULLY IMPLEMENT OUR BUSINESS STRATEGY.


         Our ability to repay or refinance our current debt depends on our successful financial and operating performance and on our ability to successfully implement our business strategy. We cannot assure you that we will be successful in implementing our strategy or in realizing our anticipated financial results. Our financial and operational performance depends in part on prevailing economic conditions and on financial, business and other factors beyond our control. We cannot assure you that our cash flows and capital resources will be sufficient to pay our interest expense, pay our preferred stock dividends and repay our debt. In the event that we are unable to pay our obligations, we may be forced to reduce or delay capital expenditures and implementation of our business strategy, sell assets, obtain additional equity capital or refinance or restructure all or a portion of our outstanding debt. However, our ability to raise funds to service our debt and preferred stock obligations may be restricted by the terms of our senior indebtedness and our ability to effect equity financing will be dependent on our results of operations and market conditions. In the event that we are unable to refinance our indebtedness or raise funds through asset sales, sales of equity or otherwise, our ability to pay principal of, and interest on our debt could be adversely affected.


         WE HAVE SIGNIFICANT RESTRICTIONS IMPOSED BY OUR DEBT AGREEMENTS

         The terms of our debt agreements contain a number of significant covenants. These covenants will limit our ability to, among other things:

         -        incur more debt;

         - pay dividends, redeem or repurchase our stock or make other distributions;

         -        make investments;

         -        use assets as security in other transactions;

         -        enter into transactions with affiliates;

         - merge or issue securities or consolidate or dispose of our assets;

         -        dispose of assets or asset sale proceeds;

         -        create liens on our assets;

         -        extend credit; and

         -        enter into leases.




         A breach of any of these covenants could result in a default under our debt agreements. A default, if not waived, could result in acceleration of our indebtedness, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it and the lenders will be able to foreclose on our assets. Even if new financing is available, it may not be on terms that are acceptable to us.


         In addition, our debt agreements contain other and more restrictive covenants. These agreements require us to maintain specified financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control, and there can be no assurance that we will meet those ratios. If we were unable to borrow funds due to a default or if we fail to meet certain specified prerequisites for borrowing, we could be left without sufficient liquidity.


         WE FACE COMPETITION FROM OTHER TYPES OF TRANSPORTATION AND FROM OTHER RAIL OPERATORS.

         Our primary source of competition in our rail operations comes from motor carriers. While we must build or acquire and maintain our rail system, trucks are able to use public roadways. Any future expenditures materially increasing the roadway system in the locations in which we operate, or legislation granting materially greater latitude for trucks with respect to size or weight limitations, could have a material adverse effect on our results of operations and financial condition.

         Additionally, in Australia, the applicable legislative framework enables third party rail operators to gain access to the railway and infrastructure on which we operate. As part of this regime, we have executed, and are required to execute upon proper request, access agreements governing access to the railway infrastructure. The operation of these access agreements and the applicable regulatory framework will have a significant impact on our revenues and expenses. There can be no assurance that we will not be required to make significant expenditures and to incur significant expenses in order to comply with the rail access framework.

         In addition, we compete for foreign acquisitions with other U.S. and foreign rail operators. Some of these competitors have significantly greater resources than we do and may possess greater local market knowledge as well.

         The truck trailer manufacturing industry is highly competitive and has relatively low barriers to entry. Kalyn competes with a number of other trailer manufacturers, some of which are larger and have greater financial resources than Kalyn. Furthermore, Kalyn's products compete with alternative forms of shipping, such as inter-modal containers. There can be no assurance that Kalyn will be able to continue to compete effectively for existing or potential customers or with alternative forms of shipping containers.

         WE ARE REQUIRED TO MAKE SIGNIFICANT CAPITAL EXPENDITURES.


         The rail industry requires extensive investment in connection with the maintenance and upkeep of tracks, locomotives and other equipment. We have allocated $36 million to capital expenditures in 1999. If we are unable to borrow sufficient funds or raise additional equity capital, the resulting capital shortage could materially limit our growth and profitability.


         WE FACE RISKS RELATED TO YEAR 2000 COMPLIANCE FOR WHICH WE MAY NOT BE PREPARED.

         The "Year 2000 Issue" is the result of computer programs that were written using two digits rather than four to define the applicable year. If our computer programs with date-sensitive functions are not Year 2000 compliant, they may recognize a date "00" as the Year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, inability to interchange information with connecting railroads or engage in similar normal business activities.

         Many of our U.S. systems and related software are currently Year 2000 compliant and we have a program in place designed to bring the remaining software and systems into Year 2000 compliance in time to minimize any significant detrimental effect on operations. However, some of the software and hardware products which we use in our international operations are not Year 2000 compliant. We have commenced projects to develop and implement new systems to replace those non-compliant products; however, some of these projects may not be completed prior to December 31, 1999. A failure in our hardware or software whether caused by Year 2000 or otherwise, could cause considerable losses and damages to our operations, including causing us to default on our obligations to customers.


         We also rely on customers and other third parties who provide services or access to infrastructure in our railroad and manufacturing operations. We have initiated efforts to evaluate the status of these third parties' efforts and to determine alternatives and contingency plan requirements. An inability of a connecting railroad to process information could cause delays in services to customers and could impact our ability to invoice and collect on shipments. Failure of a third party supplier to deliver materials to our manufacturing facilities could cause either a slowdown in production and/or a temporary shutdown of the facility.


         The failure to correct a material Year 2000 problem could result in an interruption in, or failure of, certain of our normal business activities or operations. Such failures could materially and adversely affect our results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third party suppliers and customers, we are unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on our results of operations, liquidity or financial condition. We believe that, with the implementation of new business systems and completion of the program as scheduled, the possibility of significant interruptions of normal operations should be minimized.

         WE ARE SUBJECT TO SIGNIFICANT GOVERNMENTAL REGULATION OF OUR RAILROAD AND MANUFACTURING OPERATIONS. THE FAILURE TO COMPLY WITH GOVERNMENTAL REGULATION COULD HAVE A MATERIAL ADVERSE EFFECT ON US.


         We are subject to governmental regulation by a significant number of foreign, federal, state and local regulatory authorities with respect to our railroad and manufacturing operations, our rates and a variety of health, safety, labor, environmental and other matters. Some of these regulations require us to obtain and maintain various licenses, permits and other authorizations. Compliance with these regulations could potentially adversely affect our competitive position and profitability. Additionally, our failure to comply with any applicable laws and regulations could have a material adverse effect on us. These governments may change the legislative framework within which we operate without us having any recourse for any adverse effects that the change may have on our business. Changes in the legislative framework could have a material adverse effect upon our results of operations and financial condition.


         WE ARE SUBJECT TO ENVIRONMENTAL LAWS AND REGULATIONS.


         Our railroad and manufacturing operations and real estate ownership are subject to extensive foreign, federal, state and local environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters, and the handling, storage, transportation and disposal of waste and other materials. Some reports prepared in connection with the V/Line Freight acquisition identified a number of contaminated sites on the properties leased or licensed to us in Australia. While we believe we are in substantial compliance with all these matters, any allegations or findings to the effect that we had violated such laws or regulations could have a material adverse effect on our business and results of operations.

         WE MAY FACE LIABILITY FOR CASUALTY LOSSES WHICH ARE NOT COVERED BY INSURANCE.

         We have obtained insurance coverage for losses arising from personal injury and for property damage in the event of derailments or other accidents or occurrences. While we believe, based upon our experience, that our insurance coverage is adequate, under catastrophic circumstances our liability could exceed our insurance limits. Insurance is available from a limited number of insurers and there can be no assurance that insurance protection at our current levels will continue to be available or, if available, will be obtainable on terms acceptable to us. The occurrence of losses or other liabilities which are not covered by insurance or which exceed our insurance limits could materially adversely affect our business and results of operations.

         WE DEPEND ON KEY PERSONNEL.


         Our success is dependent on our key management personnel, including Gary Marino, our Chairman, President and Chief Executive Officer. Our success is also dependent upon the efforts of Marinus van Onselen, Chief Executive Officer of Freight Victoria, and Robert B. Coward, the Senior Vice President and General Manager of Kalyn. The loss of the services of one or more of these executives could have an adverse effect upon our business. While we believe that we would be able to locate suitable replacements for these executives if their services were lost, there can be no assurance we would be able to do so.


         WE DEPEND ON CLASS I RAILROADS FOR OUR NORTH AMERICAN OPERATIONS. IF OUR RELATIONSHIPS WITH CLASS I RAILROADS DETERIORATE, OUR BUSINESS AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED.

         The railroad industry in the United States is dominated by a small number of Class I carriers that have substantial market control and negotiating leverage. Almost all of the traffic on our domestic railroads is interchanged with Class I carriers. A decision by any of these Class I carriers to discontinue transporting commodities or to use alternate modes of transportation, such as motor carriers, could have a material adverse effect on our business and results of operations. Our ability to provide rail service to our customers depends in large part upon our ability to maintain cooperative relationships with Class I connecting carriers with respect to, among other matters, freight rates, car supply, reciprocal switching, interchange and trackage rights. A deterioration in the operations of or service provided by those connecting carriers, or in our relationship with our connecting carriers, would adversely affect our business. In addition, much of the freight transported by our railroads moves on railcars supplied by Class I carriers. If the number of railcars supplied by Class I carriers is insufficient, shippers may seek alternative forms of transportation. Furthermore, were these carriers to reduce the number of railcars available for use by our railroads, we might not be able to obtain replacement railcars on favorable terms.


         Portions of our rail properties are operated under leases, operating agreements or trackage rights agreements with Class I carriers. Failure of our railroads to comply with these leases and agreements in all material respects could result in the loss of operating rights with respect to these rail properties, which would adversely affect our results of operations and financial condition. In addition, traditionally Class I carriers also have been significant sources of business for us, as well as sources of potential acquisition candidates as Class I carriers continue to divest themselves of branch lines to smaller rail operators. As a result of these factors, a deterioration of our relationships with Class I carriers would have a material adverse effect on our business and results of operations.

         OUR RAILROAD OPERATIONS DEPEND ON THE AGRICULTURAL INDUSTRY. OUR BUSINESS MAY BE ADVERSELY AFFECTED BY NEGATIVE CONDITIONS IN THE AGRICULTURAL INDUSTRY.

         A substantial portion of our traffic consists of agricultural commodities. As a result, factors that generally affect the agricultural industry in the regions in which we operate could have a material adverse effect on our results of operations and financial condition. These factors include weather conditions, export and domestic demand and total world supply, and fluctuations in agricultural prices. Additionally, in North America, sellers of agricultural commodities typically do not ship their products until they deem prices to be advantageous. As a result, the number of carloads that we handle and our recognition of revenue may vary significantly from period to period as a result of fluctuations in the prices for those commodities. Shipments of agricultural commodities, on an overall basis, occur seasonally, with the majority of the agricultural products typically being shipped from September through May. As a result, our revenues from these shipments will normally be higher during these months than during the summer months. We believe that agricultural commodities will continue to represent a principal component of our rail traffic base in the near future.

         WE DEPEND ON GOVERNMENT PURCHASES FOR OUR MANUFACTURING OPERATIONS.

         For the years ended December 31, 1997 and 1998, approximately 37% and 35%, respectively, of Kalyn's revenues were derived from sales of truck trailers to U.S. governmental customers. The majority of Kalyn's sales to governmental agencies are to the General Services Administration, the purchasing arm of non-military agencies, and to the United States Tank Automotive Command, a Department of Defense unit established to consolidate purchases for various branches of the military. A substantial decrease in orders for new trailers placed by the GSA and/or TACOM could have a material adverse effect on our business and results of operations.

         WE DEPEND ON INDUSTRY DEMAND FOR TRUCK TRAILERS, WHICH IS A CYCLICAL BUSINESS.

         Unit sales of new truck trailers have historically been subject to substantial cyclical variation. Sales of new truck trailers have also historically been subject to a five to seven-year replacement cycle. Periods of economic recession in the United States have historically caused declines in the profitability of the trucking industry, have had a material adverse effect on industry-wide demand for new truck trailers and may have a material adverse effect on our results of operations. Future economic downturns or cyclical decreases in demand for truck trailers would likely have a material adverse effect on our business and results of operations.

         WE AND SOME OF OUR CUSTOMERS DEPEND ON GOVERNMENT GRANTS AND SUBSIDIES.

         We have, in the past, attracted federal and state financial support for rail infrastructure improvements in the United States. We believe that this support is an important element of the transportation infrastructure in many of our territories. Additionally, in Australia, one of our primary lines of business and some of our customers depend on government subsidies, as well as some of the third party rail operators who have access to the Australian rail infrastructure. There can be no assurance that these grants and subsidies will be available in the future or that we, or our customers, as applicable, will continue to be able to obtain them. The loss of grants or subsidies by us or our customers could have a material adverse effect upon our results of operations and financial condition.


         OUR MANUFACTURING OPERATIONS DEPEND ON TWO TRUCK TRAILER MANUFACTURING SITES.

         Our manufacturing operations consist of two manufacturing facilities in Texas and Canada which operate at approximately 80% and 50% of their respective capacities. Although we believe that our manufacturing capacity could be increased through the expansion of our manufacturing facilities and/or the addition of a partial second work shift, these capacity increases may increase the marginal cost of producing truck trailers. Sustained growth of production and, in turn, net sales of our manufacturing operations are dependent on our ability to increase production efficiency. In the years ended December 31, 1996, 1997 and 1998, sales from our manufacturing operations accounted for 53%, 48% and 52%, respectively, of our total revenues. A long-term interruption in the operation of our plants from labor strikes, a natural disaster or other causes, whether or not covered by insurance, could have a material adverse effect on our business and results of operations.

         WE ARE REQUIRED TO PAY PENALTY FEES UNDER CERTAIN CIRCUMSTANCES TO THIRD PARTY RAIL OPERATORS WHO HAVE ACCESS TO THE AUSTRALIAN RAILWAYS.

         Certain access agreements with third party rail operators in Australia contain a lateness regime for penalizing us in the event that trains using the railway infrastructure are delayed, early or cancelled in a variety of circumstances which are described in the agreements. The formulas for calculation of the penalty are complex and refer to performance data which are not contained in the agreements. The penalties apply unless the delay, earliness or cancellation is primarily due to a force majeure event, which includes events such as natural disasters, war, changes in applicable laws, power shortages and Year 2000 events. There can be no assurance that we will not incur significant lateness penalties under the Australian access agreements.


         OUR LEASE OF THE RAILWAY INFRASTRUCTURE IN AUSTRALIA IS ONLY FOR A 45-YEAR TERM.

         Freight Victoria has a 45-year lease from the Victorian government years which grants a non-exclusive lease of the Victorian intrastate railway. In order to continue to operate its rail freight business after the termination of the lease, Freight Victoria will be required to negotiate with the Victorian government for an extension of the lease or other access to the railway. No assurances can be made that Freight Victoria will be granted future access to the railway, or that such access will be on terms acceptable to Freight Victoria. If Freight Victoria is denied access to the railway in Victoria, it will be unable to continue its operations.



         OUR MANUFACTURING OPERATION IS DEPENDENT ON A LIMITED NUMBER OF SUPPLIERS.


         Our ability to manufacture trailers is dependent upon receiving supplies, components and raw materials from a limited number of sources. If supplies are delayed, our production ability may be decreased, which could have a material adverse effect on our business and results of operations.

         OUR CORPORATE CHARTER CONTAINS ANTI-TAKEOVER PROVISIONS.

         Our Amended and Restated Certificate of Incorporation contains anti-takeover provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company without negotiating with our Board of Directors. These provisions could limit the price that investors might be willing to pay in the future for our securities. These provisions provide:

         - that we have a classified Board of Directors with staggered terms, and

         - that we can issue preferred stock with rights senior to those of the common stock or impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions.


         In January 1998, we implemented a Common Stock Purchase Rights Plan and distributed one right for each share of our common stock outstanding. Each right has an initial exercise price of $36 for one share of our common stock. The rights are not exercisable or transferable, apart from our common stock, until after a person or group acquires, or has the right to acquire, beneficial ownership of 15% (except in certain specific instances) or more of our common stock, which threshold may, under circumstances, be reduced to 10%, or announces a tender or exchange offer to acquire such percentage of our common stock. Upon such occurrence, each right, other than rights owned by such person or group, will entitle the holder to purchase from us, or the particular acquiring person or group under certain circumstances and conditions, the number of shares of our, or such person's or group's, common stock having a market value equal to twice the exercise price of the right. The rights are redeemable by our Board of Directors under circumstances set forth in the rights agreement. The rights plan could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us without negotiating with our Board of Directors.



         WE HAVE NEVER PAID DIVIDENDS ON OUR COMMON STOCK.


         We have never declared or paid a dividend on our common stock, and we expect that a substantial portion of our future earnings will be retained for expansion or development of our business, which may include additional acquisitions. Whether we will pay dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements and surplus, our general financial condition, restrictive covenants in any of our loans or other agreements, and other factors as the Board of Directors may deem to be relevant, including the desirability of cash dividends to stockholders.


         THERE ARE SUBSTANTIAL SHARES ELIGIBLE FOR FUTURE SALE WHICH MAY ADVERSELY AFFECT OUR STOCK PRICE.


         As of July 15, 1999, we had 11,179,569 shares of common stock issued and outstanding and approximately 5.69 million shares of common stock reserved for issuance. The possibility that substantial amounts of our common stock may be issued and/or freely resold in the public market may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through the sale of our equity securities.



         Of the approximately 11.18 million shares of common stock issued and outstanding, we believe that approximately 6.67 million of the shares are freely tradable without restriction or further registration under the Securities Act, excluding any shares held or purchased by one of our "affiliates" (in general, a person who has a control relationship with us). We believe the approximately 4.5 million shares of common stock remaining are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, and may be resold thereafter in compliance with Rule 144.


         In general, under Rule 144, a person (or persons whose shares are aggregated) including an affiliate, who has beneficially owned such shares for one year, may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock or (ii) the average weekly trading volume in our common stock on The Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about us. A person (or persons whose shares are aggregated) who is deemed not to have been an "affiliate" of ours at any time during the 90 days preceding a sale by that person and who has beneficially owned his shares for at least two years, will be able to sell his shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Securities Act, unless thereafter held by an "affiliate" of ours.


         IN THE PAST, WE HAVE FREQUENTLY RAISED CAPITAL THROUGH THE ISSUANCE OF OUR DEBT AND EQUITY SECURITIES.

         In the past, we have frequently raised capital through the issuance of our debt and equity securities, and we intend to continue to do so in the future. The authorized capital of our company consists of 1,000,000 shares of preferred stock and 30,000,000 shares of common stock. Subject to the applicable requirements of Nasdaq, the authorized but unissued shares of common and preferred stock are available for future issuance without the approval of the stockholders. Additionally, the Board of Directors may fix and determine the rights and preferences of the unissued shares of preferred stock, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The issuance of additional equity or debt securities may result in dilution to current security holders and the terms of such securities may be adverse to holders of the common stock.


                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of any of the securities being offered by the selling shareholders under this prospectus.


         Expenses expected to be incurred by us in connection with this offering are estimated to be approximately $80,000.

                              SELLING SHAREHOLDERS

         Of the 4,343,394 shares of our common stock offered by this prospectus,
(1) 1,407,249 are issuable upon the conversion of shares of our Series A Convertible Redeemable Preferred Stock, issued in connection with the private placement we completed in January 1999, at a price of $8.25 per share, (2) 1,415,036 have been issued in connection with the private placement we completed on March 3, 1999, (3) 212,255 are issuable upon the exercise of warrants, issued in connection with the March 3, 1999 private placement, at a price of $10.125 per share, (4) 750,000 are issuable to Barclays Bank PLC upon exercise of warrants, issued to Barclays Bank in connection with the financing of our acquisition of the assets of V/Line Freight Corporation, at an exercise price of $9.75 per share, (5) 276,623 are issuable to Macquarie Bank Limited upon conversion of Macquarie Bank's convertible note in the principal amount of $2.64 million and interest thereon at a conversion price of $9.83 per share, and (6) 141,504 shares and 140,727 shares are issuable to First London Securities Corporation, or its permitted assignees, upon the exercise of warrants we issued to First London in connection with its corporate finance consulting and financial advisory services performed on our behalf, at a price of $10.125 and $8.25 per share, respectively.


         Except for certain principals of First London Securities Corporation, none of the selling shareholders listed below have been officers, directors, or employees of ours, nor have they had a material relationship with us beyond their investment in, or receipts of, our common stock, Series A Convertible Redeemable Preferred Stock, warrants or convertible notes.

         The following table sets forth certain information with respect to (1) in column one, the amount of shares of our common stock that are beneficially owned by the named selling shareholders, (2) in column two, the number of shares of our common stock that would beneficially be owned by the named selling shareholders upon conversion of their respective shares of Series A Convertible Redeemable Preferred Stock, and (3) in column three, the number of shares of our common stock that would beneficially be owned by the named selling shareholders upon exercise of warrants, as applicable. In the instance of Macquarie Bank Limited, the amount listed in column one consists of shares of our common stock that would beneficially be owned upon conversion of a convertible note in the principal amount of $2.64 million and interest thereon at a conversion price of $9.83 per share. The percentages listed below are adjusted to reflect the sale of the shares of common stock offered. The following table assumes that each of the selling shareholders: (i) converts all of his or her shares of Series A Convertible Redeemable Preferred Stock into common stock, exercises all of its warrants, or converts all of its convertible notes, as applicable; and (ii) sells all of his or her shares of common stock, or converted or exercised shares of common stock registered under this prospectus, as applicable.


                                                     OWNERSHIP OF SHARES                NUMBER OF SHARES      OWNERSHIP OF SHARES
                                                       OF COMMON STOCK                  OF COMMON STOCK          OF COMMON STOCK
                                                      PRIOR TO OFFERING                     OFFERED              AFTER OFFERING **
                                         --------------------------------------------   ----------------    ------------------------
                                         COMMON    SERIES A
     SELLING SHAREHOLDER                 SHARES    PREFERRED    WARRANTS   PERCENTAGE                       SHARES        PERCENTAGE
     -------------------                 ------    ---------    --------   ----------                       ------        ----------
Betty Anderson                                      6,060                      *             6,060             0               *
AOL Partnership Ltd.                               12,121                      *            12,121             0               *
Apogee Fund, L.P.                       57,000     60,606         8,550       1.1%         126,156             0               *
Willard W. Askew                                   12,121                      *            12,121             0               *
Clara F. Bandy                                        606                      *               606             0               *
BEV Partners, L.P.                      34,042                    5,106        *            39,148             0               *
Barclays Bank PLC                                               750,000(1)    6.7%         750,000             0               *
Dale W. Brown                                       6,060                      *             6,060             0               *
Boyd & Co.                             112,000                   16,800       1.2%         128,800             0               *
Timothy H. Brown & Vivian D. Brown,
   TTEE                                             3,030                      *             3,030             0               *
Chambers Family Interests                9,000                    1,350        *            10,350             0               *
Bill Clement                            11,000                    1,650        *            12,650             0               *
Anne Dahlson                                        6,060                      *             6,060         5,000               *
The Dechard Foundation                             12,121                      *            12,121             0               *
Paul & Patricia DiPietrantonio                      3,030                      *             3,030             0               *
Deborah Doorey                                      3,030                      *             3,030             0               *
Michael Doorey                                      3,030                      *             3,030             0               *
Dudley Profit Sharing Trust                         6,060                      *             6,060             0               *
EBS Asset Management P/S Plan            4,359      6,060           681        *            11,100             0               *
EBS Microcap Partners LP                 8,510     26,666         1,277        *            36,453             0               *
EBS Partners LP                         17,021     47,272         2,553        *            66,846             0               *
EGS Associates L.P.                     68,085                   10,213        *            78,298             0               *
Lucia A. Englander                                 12,121                      *            12,121             0               *
Kathryn Esping Agency, GP              113,500    121,212        17,025      1.5%          251,737             0               *
First London Securities Corp.                                   282,231(2)   2.5%          282,231             0               *
Gladney Fund                                       12,121                      *            12,121             0               *
Richard T. Groos Trust                             12,121                      *            12,121             0               *
Hull Overseas, Ltd.                                24,242                      *            24,242             0               *
Interstate Auto Insurance                           6,060                      *             6,060             0               *
Jonas Partners L.P.                    22,695                     3,404        *            26,099             0               *
JPW Fund, Ltd.                         380,000                   22,500      1.6%          172,500       230,000             2.1
James P. Judge                                     12,121                      *            12,121             0               *
Dorothy A. Kamp Trust                               3,030                      *             3,030             0               *

                                                     OWNERSHIP OF SHARES                NUMBER OF SHARES      OWNERSHIP OF SHARES
                                                       OF COMMON STOCK                  OF COMMON STOCK         OF COMMON STOCK
                                                      PRIOR TO OFFERING                    OFFERED              AFTER OFFERING **
                                         --------------------------------------------   ----------------    ------------------------
                                         COMMON    SERIES A
     SELLING SHAREHOLDER                 SHARES    PREFERRED    WARRANTS   PERCENTAGE                       SHARES        PERCENTAGE
     -------------------                 ------    ---------    --------   ----------                       ------        ----------
Felice M. Kantor                                    6,060                       *              6,060            0               *
Edward Kennedy                                      6,060                       *              6,060            0               *
Geraldine A. Kreutzjans                               606                       *                606            0               *
John S. Lemak                             10,000                1,500           *             11,500            0               *
L. Family Management, Co. Ltd.                      24,242                      *             24,242            0               *
Lighthouse Genesis Partners, LP                      7,272                      *              7,272            0               *
LKCM Balanced Fund                         8,500                1,275           *              9,775            0               *
LKCM Investment Partnership              115,000               17,250         1.2%           132,250            0               *
LKCM Small Cap Equity Fund               209,500               31,425         2.2%           240,925            0               *
Lockheed Martin Retirement Trust         215,602               32,340         2.5%           247,942            0               *
Macquarie Bank Limited                   276,623(3)                           2.5%           276,623            0               *
Bhupendra H. Mahida                                  6,060                      *              6,060            0               *
John E. Meyer                             22,695    54,545      3,404           *             80,644            0               *
John E. Meyer & Betty J. Meyer
   Foundation                                        6,060                      *              6,060            0               *
Jerome W. Neidfelt                                  12,121                      *             12,121            0               *
Joe Neuhoff Equity                                  24,242                      *             24,242            0               *
Ray Nixon, Jr.                                      12,121                      *             12,121            0               *
Mildred M. Nizny Trust                               2,424                      *              2,424            0               *
Milo Noble                                           9,696                      *              9,696            0               *
Oakley Park Co.                                      6,060                      *              6,060            0               *
Marcia O'Rourke                                      6,060                      *              6,060            0               *
John F. Popken                                       6,060                      *              6,060            0               *
Peaquot Scout Fund, L.P.                           484,848                    4.4%           484,848            0               *
Pharos Genesis Fund Limited                         67,878                      *             67,878            0               *
Precept Capital Master Fund                         12,121                      *             12,121            0               *
R&D Investment Partnership, LP            11,347    41,212       1,702          *             54,261            0               *
John Roach Custody Sub. Acct.                        6,060                      *              6,060            0               *
Nancy Robinson                                       1,212                      *              1,212            0               *
Victor E. Salvino                          1,000    24,242                      *             24,242        1,000               *
Michael Samis                              5,000                   750          *              5,750            0               *
George A. Shutt                                     24,242                      *             24,242            0               *
Peter P. Smith                            10,000                 1,500          *             11,500            0               *
Peter P. and Bonnie B. Smith
   Irrevocable Trust for Children                   12,121                      *             12,121            0               *
John S. and Bonnie P. Strauss                       60,060                      *             60,060            0               *
Robert L. Swisher, Jr.                   578,400                18,000        1.2%           138,000      458,000             4.1%
Charles Tandoi TTEE                                 14,545                      *             14,545            0               *
Charles C. Taylor                         25,000                 3,750          *             28,750            0               *
Jeffrey Thorp                             15,000                 2,250          *             17,250            0               *
Toby G. Weber                                        6,060                      *              6,060            0               *
Walker Smith Asset Management             14,200                 2,130          *             16,330            0               *
Walker Smith Capital, L.P.                13,800    24,242       2,070          *             40,112            0               *
Walker Smith International                12,000                 1,800          *             13,800            0               *
Ann T. Warinner Trust                                3,030                      *              3,030            0               *
Billy A. West Trust                                  6,060                      *              6,060            0               *
Dorothy D. Winchester                     15,000     6,060                      *              6,060       15,000               *
Rush Winchester                                      6,060                      *              6,060            0               *



--------------------


*  Indicates less than 1%

** Assumes all of the shares of common stock registered hereby are sold.

(1) Consists of shares of our common stock issuable upon exercise of warrants issued in connection with Barclay Bank's services with respect to our Freight Victoria acquisition, at an exercise price of $9.75 per share.


(2) Consists of shares of common stock issuable upon exercise of warrants issued in connection with services performed as placement agent with respect to our January 1999 and March 1999 private placements, of which 140,727 are exercisable at a price of $8.25 per share and 141,504 are exercisable at a price of $10.125 per share.


(3) Consists of 268,566 shares of common stock issuable upon exercise of the principal amount of a convertible note in the amount of $2.64 million at a conversion price of $9.83 per share, and 8,057 shares of common stock that may be issued in connection with the conversion of interest payments on the convertible note at 6% per annum.

                              PLAN OF DISTRIBUTION

GENERAL

         TRANSACTIONS. The selling shareholders may offer and sell their shares of common stock in one or more of the following transactions:

         -        on the Nasdaq National Market,

         -        in the over-the-counter market,

         -        in negotiated transactions, or

         -        in a combination of any of these transactions.

         PRICES. The selling shareholders may sell their shares of common stock at any of the following prices:

         -        fixed prices which may be changed,

         -        market prices prevailing at the time of sale,

         -        prices related to prevailing market prices, or

         -        negotiated prices.

         DIRECT SALES; AGENTS, DEALERS AND UNDERWRITERS. The selling shareholders may effect transactions by selling the shares of common stock in any of the following ways:

         -        directly to purchasers, or

         - to or through agents, dealers or underwriters designated from time to time.

         Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both. The selling shareholders and any agents, dealers or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

         SUPPLEMENTS. To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.

         STATE SECURITIES LAW. Under the securities laws of some states, the selling shareholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the selling shareholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

         EXPENSES; INDEMNIFICATION. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling shareholders and will bear all expenses related to the registration of this offering but will not pay for any underwriting commissions, fees or discounts, if any. We will indemnify the selling shareholders against some civil liabilities, including some liabilities which may arise under the Securities Act.

                                  LEGAL MATTERS

         Greenberg Traurig, P.A., of Miami, Florida, has passed upon the validity of the issuance of our shares of common stock offered in this prospectus.


                                    EXPERTS

         The financial statements as of December 31, 1998 and 1997 and for the three years in the period ended December 31, 1998, incorporated by reference from our Annual Report on Form 10-K in this prospectus, except as they relate to Empresa De Transporte Ferroviario S.A., have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Empresa De Transporte Ferroviario S.A. as of December 31, 1998 and for the year then ended, by Arthur Andersen Langton Clarke, independent accountants. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in accounting and auditing.


         The financial statements of V/Line Freight Corporation as of June 30, 1998 and for the year then ended, incorporated into this prospectus by reference from RailAmerica, Inc.'s Current Report on Form 8-K/A, filed with the SEC on July 16, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in audited and accounting.



                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C. 20549, at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at: http://www.sec.gov. Our common stock trades on the Nasdaq National Market. You can also inspect reports, proxy statements and other information concerning our company at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act.



         (1)      Our Annual Report on Form 10-K for the year ended December 31,
                  1998;

         (2) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;


         (3) Our Current Report on Form 8-K, filed with the SEC on May 17, 1999, as amended by Form 8-K/A filed with the SEC on July 16, 1999; and


         (4) The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC under
                  Section 12 of the Exchange Act on September 10, 1992, including any amendments or reports filed for the purpose of updating the description.

         We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

                                    Secretary
                                    RailAmerica, Inc.
                                    5300 Broken Sound Blvd., N.W.
                                    2nd Floor
                                    Boca Raton, Florida 33487
                                    (561) 994-6015

         This prospectus is part of a registration statement we filed with the SEC. You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling shareholders are not offering the common stock in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                 ---------------

         AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT REQUIRES OTHERWISE, (I) "SECURITIES ACT" MEANS THE SECURITIES ACT OF 1933, AS AMENDED, AND (II) "EXCHANGE ACT" MEANS THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

================================================================================

         NO DEALER, SALESPERSON OR ANY OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                     --------------------

                       TABLE OF CONTENTS


                                                         PAGE
                                                         ----

The Company.............................................    1
Risk Factors............................................    6
Use of Proceeds.........................................   15
Selling Shareholders....................................   16
Plan of Distribution....................................   18
Legal Matters...........................................   19
Experts.................................................   19
Where You Can Find More Information.....................   19


================================================================================

================================================================================

                                 4,343,394 SHARES

                                       OF

                                  COMMON STOCK

                                RAILAMERICA, INC.





                           --------------------------

                                   PROSPECTUS

                           --------------------------












                                 JULY 19, 1999


================================================================================

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated expenses, excluding solicitation fees, in connection with this offering are as follows:

                                                             AMOUNT
                                                             ------

         Registration Fee.................................  $  8,524
         Legal fees and expenses..........................  $ 50,000
         Accounting fees and expenses.....................  $ 15,000
         Printing Fees....................................  $  6,000
         Miscellaneous....................................  $    476
                                                            --------
                           Total..........................  $ 80,000
                                                            ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has authority under Section 145 of the Delaware General Corporation Law to indemnify its directors and officers to the extent provided for in such statute. The Company's Amended and Restated Certificate of Incorporation provides for indemnification of the Company's officers and directors to the extent permitted under the Delaware General Corporation Law.

         The Registrant's Amended and Restated Certificate of Incorporation limits the liability of Directors to the maximum extent permitted by Delaware General Corporation Law. Delaware law provides that the directors of a corporation will not be personally liable to such corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derives an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant shall indemnify its Directors and officers to the fullest extent permitted by Delaware law, except against actions by the Registrant approved by the Board of Directors, and requires the Registrant to advance expenses to such Directors and officers to defend any action for which rights of indemnification are provided in the Certificate of Incorporation, and also permits the Board of Directors to grant such rights to its employees and agents.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

         The following exhibits are included as a part of this Registration
Statement:

    EXHIBIT
     NUMBER                 DESCRIPTION
    -------                 -----------

      4.1 Certificate of Designation of Series A Convertible Redeemable Preferred Stock*

      5.1         Opinion of Greenberg Traurig, P.A.

      23.1        Consent of Greenberg Traurig, P.A. (contained in exhibit 5.1)

      23.2        Consent of PriceWaterhouseCoopers LLP (RailAmerica, Inc.)

      23.3        Consent of Arthur Andersen Langton Clarke (Ferronor)

      23.4        Consent of PriceWaterhouseCoopers LLP (V/Line Freight
                  Corporation)

      24.1        Power of Attorney (filed with signature page)

-----------

  * Incorporated by reference to Exhibit 4.2 filed as part of the Company's Form 10-K for the year ended December 31, 1998 filed with the Securities and Exchange Commission on March 31, 1999.

ITEM 17. UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boca Raton, Florida, as of July 16, 1999.


                              RAILAMERICA, INC.



                              By: /s/ Gary O. Marino
                                  ---------------------------------------------
                                  Gary O. Marino
                                  Chairman, Chief Executive Officer, President
                                  and Treasurer (Duly Authorized Representative)


                                POWER OF ATTORNEY


         Pursuant to the requirements of the Securities Act of 1933, this amendment no. 2 to the Registrant's registration statement has been signed by the following persons in the capacities and on the dates indicated.


               SIGNATURE                                 TITLE                                 DATE
               ---------                                 -----                                 ----

/s/ GARY O. MARINO                        Chairman, Chief Executive Officer,               July 16, 1999
------------------------------------          President and Treasurer
GARY O. MARINO                              (principal executive officer)

*                                             Vice Chairman and Director                   July 16, 1999
------------------------------------
JOHN H. MARINO

*                                              Executive Vice President,                   July 16, 1999
------------------------------------            Secretary and Director
DONALD D. REDFEARN

*                                            Vice President and Controller                 July 16, 1999
------------------------------------        (principal accounting officer)
LARRY BUSH

*                                                      Director                            July 16, 1999
-----------------------------------
RICHARD RAMPELL

*                                                      Director                            July 16, 1999
-----------------------------------
JOHN M. SULLIVAN

*                                                      Director                            July 16, 1999
-----------------------------------
CHARLES SWINBURN

*                                                      Director                            July 16, 1999
-----------------------------------
DOUGLAS R. NICHOLS



* By Gary O. Marino as attorney-in-fact.